Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-111310) of Elron Electronic Industries Ltd pertaining to the Employees’ Stock Option Plans of Elron Electronic Industries Ltd. of our report dated March 2, 2005, with respect to the consolidated financial statements of Elron Electronic Industries Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2004.

Tel-Aviv, Israel July 12, 2005	/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global